FILED BY NORANDA INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: FALCONBRIDGE LIMITED
COMMISSION FILE NO: 333-123547
NORANDA INC. COMMISSION FILE NO. 333-123546

The following is the slide presentation used at the First Quarter Conference Call of Noranda Inc. on April 26, 2005.

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[GRAPHIC]	[LOGO]

Noranda Inc.
Annual General & Special Meeting
April 26, 2005

[GRAPHIC]

[LOGO]

[PHOTO]	David Kerr
Chairman

[GRAPHIC]

Board of Directors

[PHOTO]	[PHOTO]

Derek Pannell	David Kerr

[PHOTO]	[PHOTO]

Alex G. Balogh	André Bérard

[PHOTO]	[PHOTO]

Jack L. Cockwell	Maureen Kempston Darkes

[PHOTO]	[PHOTO]

The Honourable J. Trevor Eyton	Bruce Flatt

[PHOTO]	[PHOTO]

A.L. (Al) Flood	Norman R. Gish

[PHOTO]	[PHOTO]

Robert Harding	James W. McCutcheon

[PHOTO]

George Myhal

[GRAPHIC]

Noranda Inc.

Annual General & Special Meeting

April 26, 2005

[GRAPHIC]

Board of Directors

[PHOTO]	[PHOTO]	[PHOTO]	[PHOTO]	[PHOTO]
David Kerr	Derek Pannell	Alex G. Balogh	André Bérard	Jack L. Cockwell
Chairman	President & CEO

[PHOTO]	[PHOTO]	[PHOTO]	[PHOTO]	[PHOTO]
The Honourable	Bruce Flatt	A.L. (Al) Flood	Norman R. Gish	Robert Harding
J. Trevor Eyton

	[PHOTO]	[PHOTO]	[PHOTO]
	Maureen Kempston	James W.	George Myhal
	Darkes	McCutcheon

[GRAPHIC]

Noranda Inc.

Annual General & Special Meeting

April 26, 2005

[GRAPHIC]

Derek Pannell
[PHOTO]	President and
Chief Executive Officer

[GRAPHIC]

Forward-Looking Statements

Noranda cautions that statements made to describe the Company’s intentions, expectations or predictions may be “forward-looking statements” within the meaning of securities laws. The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and that the Company’sactual results could differ materially from those expressed or implied in such statements. Reference should be made to the Company’s most recent Annual Information Form filed with Canadian securities regulatory authorities (and available at www.sedar.com) for a description of the major risk factors.

All dollar amounts expressed in U.S. dollars

All production volumes and reserves and resources in metric tonnes

Investor Information

This communication is being made in respect of (a) the offer (the “Falconbridge Offer”) by Noranda Inc. to acquire all of the outstanding common shares of Falconbridge Limited (other than shares owned by Noranda) on the basis of 1.77 Noranda common shares for each Falconbridge common share and (b) the issuer bid (the “Preference Share Exchange Offer”) by Noranda to repurchase approximately 63.4 million Noranda common shares in exchange for three new series of preference shares. In connection with the Falconbridge Offer and the Preference Share Exchange Offer, Noranda filed with the U.S. Securities and Exchange Commission (the “SEC”) registration statements on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge and an issuer bid circular to be delivered to shareholders of Noranda. Noranda, if required, will be filing other documents regarding the transactions with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR AND THE ISSUER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at (416) 982-7111.

Agenda

1                                2004 Highlights

2                                Review of Issuer Bid & Proposed Merger with Falconbridge

3                                Financial Review

4                                Market Outlook

5                                Review of Operations & Growth Opportunities

Noranda

Highlights

[GRAPHIC]

Highlights

•                  2004 Financial Results

•                  Earnings: $551 million ($1.78 per share)

•                  Profitability increased in each business unit

•                  EBITDA: $1.9 billion

•                  Operations

•                  Maximized production in each business

•                  Improved operating efficiencies

•                  Q1 2005 Financial Results

•                  Earnings: $176 million ($0.58 per share)

2004 Highlights

Very Strong Copper & Nickel Fundamentals

LME Average Copper Price	LME Average Nickel Price

[CHART]	[CHART]

Source: LME	Source: LME

Benefiting from higher nickel and copper prices

Strong Contribution from Zinc & Aluminum

LME Average Zinc Price	LME Average Aluminum Price

[CHART]	[CHART]

Source: LME	Source: LME

Good earnings contributions from higher zinc and aluminum prices

2004 Highlights – Operations

Copper

•                  Record mined copper production at 491,000 tonnes

•                  Collahuasi expansion and transition completed ahead of schedule and under budget

•                  Completed sediment removal at Antamina

•                  Advanced Kidd Creek Mine D project

Total Mined Copper Output

[CHART]

Nickel

•                  Produced 101,000 tonnes of refined nickel

•                  Three-week Sudbury strike reduced production by 3,500 tonnes

•                  Montcalm completed ahead of schedule, under budget

•                  Record refined nickel production planned for 2005

Total Refined Nickel Output

[CHART]

Zinc

•                  Solid operating performances at the Brunswick and Bell Allard mines

•                  Closed the Bell Allard mine in October 2004

•                  Record refined zinc production at the CEZ refinery at 277,000 tonnes

•                  Well positioned to benefit from increase in zinc and lead prices

Total Mined Zinc Output

[CHART]

Aluminum

•                  Benefited from record primary smelter output and rolled product sales

•                  Secured long term feed supply

•                  Renewed environmental permit enabling up to 6,000 tonnes per year of additional output

•                  Signed long-term power supply contract

Primary Aluminum Smelter Output

[CHART]

Fabricated Aluminum Products Output

[CHART]

2004 Highlights

Improving Efficiencies and Cost Performance

Six Sigma Benefits

[CHART]

2004	Projects Completed	Annual Savings
Copper	30	$11.6
Nickel	45	$20.8
Zinc	22	$6.4
Aluminum	57	$11.9
TOTAL	154	$50.7

A noticeable performance culture is taking root

Noranda

Issuer Bid

&

Proposed Merger

[GRAPHIC]

Merger of Noranda & Falconbridge

Strategic Rationale for Merger

•                  One public company, widely held with enhanced market capitalization

•                  Increased trading liquidity

•                  Elimination of current cap on both companies’ share prices

•                  Enhanced investor appeal due to simplified corporate structure

•                  Potential re-rating of the share price in line with comparable mining base-metals companies offers substantial upside

•                  Focused play on copper and nickel

Establishes Premier Mining Company

•                  Increased leverage to strong Cu, Ni, Zn and Al market fundamentals

•                  Diversified portfolio of mines and integrated processing capacity

•                  Significant portfolio of low-risk, high-potential brownfield and greenfield development projects

•                  Improved ability to fund new growth with substantial operating cash flows

•                  Track record of strengthening operating and financial results

NorandaFalconbridge

Merged Company at a Glance

Producer Ranking In World

Copper	8th
Nickel	3rd
Zinc	3rd
Aluminum	10% of U.S. consumption

2004 Sales (Pro Forma)	$7.0	B
2004 Assets (Pro Forma)	$11.9	B
2004 EBITDA from Operations (Pro Forma)	$1.9	B
Market Capitalization (Pro Forma*)	$7.5	B

*As at March 15, 2005

Steve Douglas
[PHOTO]	Executive Vice President
& Chief Financial Officer

[GRAPHIC]

Summary of Transaction

•                  All-encompassing plan addresses our critical structural and ownership issues which impact valuation:

•                  Transaction #1: an offer by Noranda to purchase approximately 63.4 million of its common shares in exchange for US$1.25 billion of Noranda junior preferred shares

•                  Transaction #2: a merger between Noranda and Falconbridge on a share exchange basis of 1.77 Noranda shares for each Falconbridge common share

•                  Brascan intends, except in certain circumstances, to tender 123 million of its common shares and reduce its ownership to 16-26% from current level of 41%

•                  Widely-held company with a total market capitalization of $7.5 billion*

*As at March 15, 2005

NorandaFalconbridge

Indicative Pro-forma Income Statement

(For the year ended December 31, 2004)

(Unaudited - US$ Millions)	Noranda Inc.	Merge Falconbridge	Additional Dividends & Interest	2004 Pro Forma

Revenues	6,978	—	—	6,978
Operating expenses	5,099	21	—	5,120
EBITDA	1,879	(21)	—	1,858
Interest	119	(2)	83	200
Corporate & other	80	—	—	80
Depreciation, amoritzation and accretion	499	46	—	545
Minority interest in earnings of subsidiaries	297	(274)	—	23
Tax expense	333	(27)	(2)	304
Net income	551	236	(81)	706

Basic earnings per share	$1.78			$1.88
Diluted earnings per share	$1.75			$1.84

The pro-forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. (Estimated using shares valued at March 21, 2005)

Indicative Pro-forma Balance Sheet

(For the year ended December 31, 2004)

	Inc.	Falconbridge	Shares	Pro Forma
ASSETS
Cash and cash equivalents	884	—	—	884
Working Capital	2,367	75		2,442
Capital Assets & Projects	6,360	2,218	—	8,578
Total Assets	9,611	2,293	—	11,904

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,818	2	—	1,820
Long-term debt	2,727	—	—	2,727
Preferred shares	—	—	1,250	1,250
Other	899	757	—	1,656
Stockholders’ interests - Interests of other shareholders
Interests of other shareholders	1,197	(1,006)	—	191
Capital Stock - preferred	295	—	—	295
Capital Stock - common	2,675	2,540	(1,250)	3,965
Total Liabilities and Shareholders Equity	9,611	2,293	—	11,904

The two-step transaction increases the capital base of the merged company

The pro-forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. (Estimated using shares valued at March 21, 2005)

NorandaFalconbridge to be one of the
World’s Largest Mining Companies

Mid-Tier Base Metal Companies – Total Enterprise Value(1)

(US$ Millions)

[CHART]

(1)               Source – Bloomberg. Total Enterprise Value calculated as market capitalization (including convertible securities and preferred shares), plus minority interest plus net debt.

(2)               Illustrative of total enterprise value if NorandaFalconbridge trades up to multiples ½ way between Noranda current multiples and multiples for mid-tier group.

(3)               Illustrative of total enterprise value if NorandaFalconbridge trades up to full multiples for Mid-tier group.

(4)               Currently subject to a cash take-over bid by BHP Billiton.

(As at March 18, 2005)

Noranda

Financial Review

[GRAPHIC]

A Year of Very Strong Performance

•                  Increased profitability

•                  Higher cash flow

•                  Strengthened balance sheet

•                  Enhanced financial flexibility

[GRAPHIC]

Significantly Higher Profitability

Net Income ($ Millions)	EPS ($)

[CHART]	[CHART]

Income Generated by Operating Assets

($ Millions)

[CHART]

•                  Copper and nickel

•                  most improvement

•                  Realized prices up

•	copper:	59%

•	nickel:	45%

•	zinc:	21%

•	aluminum:	24%

Cash Flow From Operations

($ Millions)

[CHART]

•                  Increased ability to

•                  reduce debt

•                  fund growth

Continuing to Grow the Asset Base

$9.6B Total Assets

[CHART]

Q1, 2005

Building on a Strong 2004

Net Income ($ Millions)	EPS ($)

[CHART]	[CHART]

Benefiting from Higher Metal Prices

Q1, 2005 vs. Q1, 2004

[CHART]

Q1 ’05 LME Average	$1.48/lb.	$6.96/lb.	$0.60/lb.	$0.86/lb.

Income Generated By Operating Assets

($ Millions)	Q1, 2005	Q1, 2004
Copper	$286	$187
Nickel	$223	$219
Zinc	$15	$20
Aluminum	$47	$25
Other	$2	$27
EBITDA from Op. Assets	$573	$478
Dep’n., Amort. & Other	$(118)	$(117)
EBIT from Op. Assets	$455	$361

EBITDA from operating assets increased $95 million

Financial Position Remains Strong

(As of March 31, 2005)

•                  Net-debt-to-capitalization ratio reduced to 35%

•                  Cash of $1.0B currently

•                  Undrawn lines of credit of ~ $1.0B

•                  Planned capital expenditures in 2005: $681M

•                  At current prices, 2005F EBITDA  > $1.9B

Financial Summary

•                  Outlook remains positive

•                  Focused on maximizing production

•                  All businesses are contributing

•                  2005 will be another year of significant earnings

Derek Pannell

[PHOTO]	President and
Chief Executive Officer

[GRAPHIC]

Noranda

Market Outlook

[GRAPHIC]

Constrained Supply has led to

Tight Markets & Inventory Reductions

LME Copper Price	LME Nickel Price

[CHART]	[CHART]

Source: LME	Source: LME

New Capacity Needed But…

•                  Substantial barriers to entry exist:

•                  Increased size and scale of next generation of projects

•                  Higher complexity of new technology and processes

•                  Longer lead times due to more extensive permitting requirements

•                  More remote locations

Zinc & Aluminum Outlook is Positive

LME Zinc Price	LME Aluminum Price

[CHART]	[CHART]

Source: LME	Source: LME

Market Outlook

Conclusions

Strong Fundamentals For Base Metals:

•                  Positive demand growth rates

•                  Additional supply needed to meet growing demand

•                  New supply likely; however:

•                  Long lead times

•                  Projects are more capital intensive, more complex

•                  Longer permitting process

Favourable Price Environment

Review of Operations &

Growth Opportunities

[GRAPHIC]

NorandaFalconbridge Strategic Focus

•                  Focused on large scale copper and nickel assets

•                  Approx. 80% of revenues from nickel and copper

•                  Integrated zinc and aluminum producer

Revenue by Metal

[CHART]

A Leading Base Metals Company

•                  Geographically diverse portfolio of mines and processing facilities

•                  Operations in 18 countries

Production (MT)		2004	2005F
Copper	Mined	491,000	496,000
	Refined	527,000	551,000
Nickel	Mined	81,000	81,000
	Refined	101,000	113,000
Zinc	Mined	528,000	470,000
	Refined	190,000	210,000
Aluminum	Primary	247,000	253,000
	Fabricated	174,000	182,000

Copper

[GRAPHIC]

Copper

Substantial Growth Potential

[CHART]

Additional projects include: Antamina expansion, Frieda River, West Wall

Nickel

[GRAPHIC]

Nickel

Substantial Growth Potential

[CHART]

* Share of production

Zinc

[GRAPHIC]

Zinc

Resource Replacement Potential

(000s MT/year)

[CHART]

*The Bell Allard Mine closed in October 2004

**Expected to close in 2010

*** Estimate only, subject to development decision with partner

Aluminum

[GRAPHIC]

Aluminum

Primary Operations

•                  Bauxite mine - St. Ann, Jamaica

•                  Alumina refinery – Gramercy, Louisiana

•                  Long-term alumina supply secured

•                  Aluminum smelter - New Madrid, Missouri

•                  Supplies approximately 10% of U.S. primary aluminum consumption

•                  Five-year collective agreement signed in 2004

•                  New 15-year power contract secured

Primary Aluminum Smelter Output

[CHART]

Aluminum

Fabricating Operations

•                  Third-largest foil producer in North America

•                  Three state-of-the-art sheet and foil rolling facilities providing high margins

•                  Large market share in fin stock, transformer sheet and light-gauge converter foil

•                  Upside from increasing sales volumes and improving fabrication spreads

Fabricated Aluminum Products Output

[CHART]

Enviable Development Pipeline

World-Class Opportunities

Collahuasi	Sudbury	Sudbury		BROWNFIELD
Expansion	Expansion	Expansion	Lennard Shelf
	(Nickel Rim)	(Montcalm)

Collahuasi	Raglan	Lomas Bayas		Sudbury	Sudbury
Moly Recovery	Expansion	Expansion	Perseverance	Expansion	Expansion
				(Fraser Morgan)	(Onaping)

Disciplined Approach to Growth

	Koniambo	El Pachón	Lady Loretta	West Wall	Alumysa

	Kabanga	El Morro	Frieda River	GREENFIELD

Positioned for Growth

[GRAPHIC]

Improved Strategic Platform

•                  Low-cost operating base with demonstrated reliable production and steady growth

•                  Portfolio of low-risk, long-life, low-cost growth projects

•                  Focused copper and nickel growth strategy

•                  Proven international project construction experience

•                  Outlook for market fundamentals is strong

•                  Simplified corporate structure with control returned to the market

•                  Merged company provides improved liquidity and superior financial strength & capacity

[GRAPHIC]	[LOGO]

Noranda Inc.

Annual General & Special Meeting

April 26, 2005

[GRAPHIC]